SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1. Press release re RADVISION Announces General Availability of the First Fully Compliant IMS SIP Protocol Toolkit dated July 17, 2006.

     2. Press release re Quanta Selects RADVISION's 3G-324M Toolkit and 3G-324M Testing Suite to Build a Video-Enabled 3G Mobile Handset dated July 24, 2006.

                                                                          ITEM 1

Press Release                                             Source: RADVISION LTD.

RADVISION Announces General Availability of the First Fully Compliant IMS SIP Protocol Toolkit

Monday July 17, 7:00 am ET

IMS SIP Toolkit Opens the Door to the Next Stage in the Evolution of Converged, Next Generation IMS Networks

FAIR LAWN, N.J.--(BUSINESS WIRE)--July 17, 2006--RADVISION (NASDAQ:RVSN - News), the leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced the release and general availability of the industry's first IP Multimedia Subsystem (IMS) Session Initiation Protocol - SIP - Toolkit for real-time communication applications. Based on RADVISION's award-winning SIP toolkit, the IMS SIP Toolkit is a powerful and highly versatile set of tools that facilitates the development of IMS SIP applications while reducing development time and costs. The IMS-SIP toolkit is suitable for both clients and servers.

IMS is a SIP-based network that serves as the infrastructure for services and call or session control in advanced networks. IMS is the cornerstone for deploying truly converged advanced 3G networks, as well as additional types of networks, such as wireline telephony, packet cable, and WiMax. The IMS network entities that can be developed with RADVISION's IMS SIP Toolkit are P-CSCF, I-CSCF, S-CSCF, BGCF, AS, UE, MGCF, MRFC and SGW.

"With the release of IMS SIP toolkit, RADVISION is pioneering the deployment of next generation networks. This represents a major milestone in the migration toward IMS," said Adi Paz, Senior Director of Product Management and Marketing for RADVISION's Technology Business Unit. "The market has been waiting for the general availability of IMS products, and we are pleased to maintain our leadership role by being the first to market with our IMS Toolkit."

The IMS SIP toolkit is part of an entire family of products specifically designed for IMS networks. Additional products include the SIP Server, Java SIP, MEGACO, RTP Toolkits and the ProLab(TM) IMS Testing & Analysis suite.

Coded in ANSI C and cross-platform compatible, the IMS SIP Toolkit is available for all common operating systems. It features an open, object-oriented architecture, which makes it programmer-friendly and highly flexible. It provides multiple API layers and is inherently designed to offer both extensive functionality and complete flexibility. SIP extensions include support for IMS registration, MD5-AKA, RFC 3329 security agreement, IPsec with ESP transport mode and manual keying.

For further information on IMS, RADVISION has published a detailed IMS SIP white paper that can be downloaded from the company's website at:
http://www.radvision.com/Resources/WhitePapers/ims_sip.htm.

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION LTD.
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

Quanta Selects RADVISION's 3G-324M Toolkit and 3G-324M Testing Suite to Build a Video-Enabled 3G Mobile Handset

Monday July 24, 7:00 am ET

Quanta's 3G Video Handset Will Deliver Advanced Capabilities and Superior Functionality While Retaining a Very Low Footprint Solution in TD-SCDMA

FAIR LAWN, N.J.--(BUSINESS WIRE)--July 24, 2006--RADVISION(R)
(NASDAQ:RVSN - News), a leading provider of multimedia conferencing and communications platforms, announced today that Quanta Computer Inc. is licensing RADVISION's 3G-324M Toolkit, with handset related add-ons, and the ProLab(TM) 3G-324M Testing Suite Solution to design and develop a video-enabled 3G mobile handset. The Quanta Group is one of China's leading developers of computers, storage devices and displays.

"Quanta's selection underscores the advantages of RADVISION's comprehensive approach," said Adi Paz, Senior Director of Product Management and Marketing for RADVISION's Technology Business Unit. "From initial reference design through testing, the Quanta group will be using RADVISION's integrated solutions to deliver a handset with optimal interoperability to achieve reduced time to market. We are very proud to partner with such a significant player in the market."

Quanta will be using the 3G-324M Toolkit to develop a handset based on Windows Mobile 5.0 operating system, running on an Intel PXA270 application chip and a Qualcomm MSM6280 baseband chip. The RADVISION 3G-324M Toolkit is uniquely adept to run in environments as this - equipped with easy to use APIs, optimized CPU usage, patent-pending multiplexing technology, and innovative optional features that reduce time-to-market while optimizing interoperability. The 3G-324M Toolkit also uses a wide range of server equipment because of its feature-rich capabilities and robust performance.

"We were familiar with RADVISION's reputation for quality and were impressed with the performance and capabilities of both the 3G-324M Toolkit and the ProLab(TM) testing solution. They provide us with both emulation of traffic and in-depth analysis," said Sean Wu, R&D Director for Quanta. "In addition, RADVISION's active participation in standardization bodies ensures that we will always benefit from the most up-to-date technology."

About Quanta

Quanta Computer is the world's largest notebook design and manufacturing company with revenues reaching a record high of NT$403BN in 2005 (YoY +24%). Quanta Computer is the flagship of the Quanta Group which also includes Quanta Display, Quanta Storage and others. The Quanta Group employs more than 40,000 persons worldwide and has major operations set up in Asia, America and Europe. Products that the Group provide range from information, communication, consumer electronics, electronic display to storage. Please refer to website for more information. http://www.quantatw.com

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
RADVISION
Tsipi Kagan, +1-201-689-6340
cfo@radvision.com
    or
Adi Paz, +972-3-767-9636
adip@radvision.com
    or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  July 31, 2006